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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date: March 31, 2003
Commission File Number 001-31528

IAMGOLD Corporation
(Translation of registrant's name into English)

2820 Fourteenth Avenue, Markham, Ontario L3R 0S8
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION
/s/ GRANT EDEY Grant Edey
Date: March 31, 2003	Vice President and Chief Financial Officer

IAMGOLD CORPORATION 2820 Fourteenth Avenue, Markham, Ontario, Canada, L3R 0S9 Ph: 905-477-4420 Fx: 905-477-4426 Toll free: 1 888 IMG 9999 E-mail: info@iamgold.com website: www.iamgold.com

TSE Trading Symbol:	IMG
AMEX Trading Symbol:	IAG
52 Week Trading Range:	CDN $4.01 — $8.75
Total Shares Outstanding:	143,512,347
Fully Diluted:	150,718,517

FOR IMMEDIATE RELEASE:    March 31, 2003                                                                             No. 06/03

SADIOLA SULPHIDES AND DRILL-STAGE EXPLORATION
OFFER UPSIDE FOR IAMGOLD

Markham, Ontario, March 31, 2003 — IAMGOLD Corporation ("IAMGOLD" or "the Company") (TSX:IMG, AMEX:IAG) is pleased to announce results from exploration at the Company's gold mining operations in Mali and Ghana and to provide an update of exploration programs in West Africa and South America. The Company also releases details on its exploration budgets for 2003, as well as a new joint venture agreement with Gold Fields in Ecuador.

AUDIO WEBCAST NOTIFICATION: Please note that IAMGOLD will be conducting a presentation on its exploration program at the Prudential Securities Gold Conference in New York City on April 1, 2003. An audio webcast will be available on April 1, 2003 via IAMGOLD's website at www.iamgold.com The presentation will also be available on the web.

MINESITE EXPLORATION

SADIOLA

Sulphides Below the Oxide Open Pit

At IAMGOLD's 38% owned Sadiola gold mine in western Mali, Phase V of the Sadiola sulphide drilling was completed in March after drilling 15,830 metres in 39 holes. The objective of this phase of drilling was to test the viability of an "upside" conceptual geological model for the sulphide mineralization (Press Release of September 11, 2002) as part of an on-going process of verifying that the exploitation of these sulphides can be effected by substantially deepening the Sadiola oxide open-pit beyond its present planned depth of 150 metres. The conceptual model, which was based on projections and assumptions made by the mine site technical staff, indicated that there was potential for a substantial amount of hard sulphide mineralization below the soft saprolitic oxide ore body presently being mined, and that at a gold price of US$300 per oz this mineralization might be economically mined. It was stressed at the time, and it is re-stressed here, that this conceptual model was not to be confused with a resource calculation and that the validity of the model was to be tested by the Phase V drilling program.

Following the completion of Phase V, the density of drilling in the one kilometre long main zone of primary mineralization is approximately 50m by 50m (Fig. 1 available in IAMGOLD website or on request by fax), sufficiently tight to provide a good understanding of the deposit. The results from Phase V drilling have been very supportive of the conceptual model by generally confirming the location and the grades of the previously interpreted mineralization. The Phase V drill results have been consistent with earlier drill programs in demonstrating the presence of broad zones of mineralization, often measured in several tens of meters, averaging above 3 g/t gold. Table 1 lists drill intercepts that demonstrate this fact. Results from earlier drill programs can be found in Press Releases on the IAMGOLD website (dated November 11, 1997; August 5, 1998; November 4, 1998; February 14, 2001 and February 22, 2002).

When the well-mineralized zones shown in Table 1 are referenced to drill hole locations shown in Figure 1, it is seen that there is continuity from section to section for about one kilometre of strike length. Sulphide mineralization does continue for at least another kilometre to the north but drilling density is lower and so the continuity of mineralization has not been established. Available on IAMGOLD's website is a complete listing of drill intercepts that have grades exceeding 3 g/t gold, but the list also includes narrow, high-grade intersections to demonstrate the potential for a future underground mining operation (e.g. holes SD-62, 66, 75, 81, 82B, 94, 110 covering a strike-length of 800m).

A typical cross section of the main zone of mineralization is shown in Figure 2 (available on the IAMGOLD website or on request by fax). The section illustrates the presently planned ultimate pit depth to about 150m as well as the pit shells for gold prices of US$325 and US$400 per ounce. The section indicates that there might be a possibility of deepening the open pit to 250m below surface at a gold price of US$325 per ounce and to 300m, double the presently planned depth, at a gold price of US$400 per ounce. A much more detailed economic study has to be carried out to confirm this. A revision to last year's conceptual study which motivated the Phase V drilling, using much more detailed and updated economic parameters, will commence in June.

TABLE 1
Sadiola Sulphide Drilling
Phase V Results

Section	Hole ID	From (m)	To (m)	Length (m)	Grade (g/t)
5950	SD-062	175	231	56	3.3
5850	SD-063	334	372	38	3.0
	SD-066	193	279	86	4.0
5700	SD-068	151	197	46	3.2
5650	SD-070B	421	454	33	3.0
	SD-072B	224	255	31	3.0
5600	SD-113	321	381	60	3.1
5550	SD-074	375	431	56	3.1
5450	SD-081	376	436	60	3.2
5300	SD-094	436	509	73	3.3
5250	SD-097	430	469	39	3.0
5100	SD-110	336	375	39	3.0

        At the end of December 2002, the inferred resource of hard sulphides at Sadiola was 122.6 tonnes averaging 2.3 g/t for a contained gold content of 8.9 million ounces (276.4 tonnes of gold) (Table 2). This resource calculation, carried out by AngloGold (Press Release dated February 18, 2003) did not utilise any data from Phase V drill holes. The inferred resource is expected to grow when this drilling data is incorporated. The cut-offs used for the resource estimate are for the purpose of establishing a "wire-frame" around the mineralized body and they are not representative of economically mineable grades at the proposed pit depth and the present gold price.

TABLE 2
Inferred Hard Sulphides at Sadiola
(as of December 31, 2002)

Category	Tonnes (Mt)	Grade (g/t)	Gold (t)	Gold (Moz)
Above US$400/oz pit @ 0.7 g/t cut-off	93.2	2.1	195.0	6.3
Below US$400/oz pit @ 1.4 g/t cut-off	29.4	2.8	81.4	2.6

	122.6	2.3	276.4	8.9

Although the results of the updated conceptual economic study will not be available until later in the year, the results from the first five phases of sulphide drilling at Sadiola have been very encouraging and this has enabled a decision to be already taken on the next phase of work. The Phase VI drill program, initially consisting of 17,600 metres in 65 holes, is expected to begin in June and continue into the third quarter of 2004, synchronous with a pre-feasibility study. In January 2005, the last phase of drilling would begin with a feasibility study to be completed by the end of that year. This schedule would allow the deepening of the open pit long before depletion of the presently-planned pit in 2008.

Satellite Oxide Deposits

Exploration continues for oxide mineralization in satellite deposits around Sadiola in order to add to the resources discovered by the successful programs of previous years. The Sadiola resources at the end of 2002 were summarized in a Press Release of February 18, 2003.

Of the satellite deposits, all measured and indicated resources (a total of 0.3 million ounces of gold) are from the FE-3 and FE-4 deposits. This resource was calculated prior to the current extensive drill programs around the two deposits. These programs are based on a revised geological model for the FE-3 and FE-4 mineralization. The drilling has very successfully intersected significant extensions to the known mineralization and the resources are expected to become larger. The best results from the drill program are listed in Table 3. Table 4 listing some eighty drill intersections of greater than 10 metres averaging 3 g/t gold or more (at a 1 g/t cut-off) is available on the company website or by fax, along with drill hole location maps (Figures 3 and 4).

TABLE 3
Sadiola Satellite Oxides
Best Drill Intersections from FE-3 and FE-4

Deposit	Hole ID	From (m)	To (m)	Length (m)	Grade (g/t)
FE-3	140	18	28	10	14.3
	151	16	42	26	9.6
	249	46	56	10	7.8
FE-4	024	26	38	12	10.9
	070	38	50	12	8.3
	081	22	38	16	8.8
	092	66	76	10	9.6
	099	42	54	12	19.5
	214	92	104	12	9.8
	312	102	156	54	10.7
	319	40	62	22	7.9
	R009	21	42	21	10.6

YATELA

Alamoutala

Exploration was carried out on the Yatela mining permit, north of Sadiola, in 2002 with the most significant results coming from the Alamoutala deposit, some 10km south-east of the Yatela heap-leach gold mine, 40% owned by IAMGOLD. Earlier results from Alamoutala were reported in a Press Release of September 11, 2002. At the end of 2002, a reserve of 1.5 million tonnes averaging 3.5 g/t with a contained gold content of 5.3 tonnes of gold (0.2 million ounces) had been calculated for Alamoutala (Press Release, February 18, 2003).

Mining of this deposit will start in 2003 and ore should reach the leach pads by the third quarter. Mining of Alamoutala in 2004 will help to eliminate the dip in production that was previously forecast due to the lower grade of Yatela ore that was to be mined in that year.

Previous drilling had intersected mineralization both north and south of the Alamoutala reserves and a further 6,000m of RC drilling planned for 2003 is aimed at delineating more resources in these extensions of the core zone.

DAMANG

On the Damang mine lease in Ghana, in which IAMGOLD owns an 18.9% interest following its merger with Repadre Capital Corporation, exploration is being carried out in search of gold mineralization in Tarkwanian rocks, the hosts for the mineralization at Damang and at IAMGOLD's 18.9%-owned Tarkwa mine. This favourable horizon stretches 20km through the contiguous properties of Damang and Tarkwa.

Exploration to-date has consisted of pitting and drilling and this work has demonstrated the widespread occurrence of gold. Part of the Kwesie-Lima deposit has been converted into reserves and it is already supplying feed to the mill. Other main targets of Tomento, Chida and Chida South are being explored with the objective of adding further resources.

2003 EXPLORATION BUDGET

A budget of US$3.3 million for greenfields exploration has been approved for a six-month period to the end of June.

The breakdown of the budget is shown in Table 5.

TABLE 5
Exploration Budget — January to June, 2003
(US$000'S)

Country	Project	By Project*	By Country
Senegal		700	700
	Bambadji/
	Daorala-Boto
Ecuador			1,510
	Quimsacocha	600
	Norcay	410
	Retazos	500
Brazil			350
	Tocantins J.V.	250
	Moeda	100
Argentina			740
	La Esperanza	480
	Los Menucos	260
TOTAL			3,300
    *
    Direct and exploration administration costs.

The six-month budgetary period coincides with decision points arising from drilling campaigns on the Company's exploration programs (Table 6).

TABLE 6
Bar Chart of Drilling Activities to June 2003

Country	Project	Jan	Feb	Mar	Apr	May	Jun
Senegal	Bambadji			X	X	X
Ecuador	Retazos		X	X	X
	Quimsacocha				X	X
	Norcay				X	X	X
Brazil	Tocantins JV
Moeda
Argentina	La Esperanza				X	X
	Los Menucos				X

SENEGAL

On the Bambadji permits in eastern Senegal an 11,000 meter air core and reverse circulation drilling program commenced March 11th, 2003. The three month drill program has the objective of testing the higher priority targets existing within the Senegal-Mali Structural Corridor, being: KBEAST, BA, GF, Boto 2 and Boto 5 (Figure 5 available on website or by fax).

Within the BA area (Figure 6, available on website or by fax), trench BATR-13 was excavated in 2002 by IAMGOLD to test a small orpaillage site. Within the trench a mineralized zone of 30 metres width was encountered averaging 2.9 g/t gold (Press release September 30, 2002). A follow-up program of additional trenching and reverse circulation drilling was completed without explaining the mineralization encountered in the trench. In December 2002, two fences of RAB holes were drilled north and south of BATR-13. The northern fence of 8 RAB holes identified a 40m wide zone of mineralization. The southern fence of 8 RAB holes encountered mineralization in the two most western holes. The current drill program is testing the mineralization at depth encountered in both trench BATR-13 and the northern fence of RAB holes. In addition, some 20 shallow RC holes are testing the strike extent of this mineralized zone. Partial results received are encouraging. RC-2084, testing the mineralization in trench BATR-13 at depth has reported an intersection of 36 metres grading 3.7 g/t gold. RC-2085, testing the depth potential of the mineralization encountered in the northern fence of 8 RAB holes has intersected 28 metres grading 3.0 g/t gold.

Eight hundred metres north of trench BATR-13 is a previously excavated trench, BATR-5, (Figure 6) which identified a zone of mineralization grading 1.9 g/t gold across a width of 22 metres. In December 2002, IAMGOLD drilled two fences of RAB holes north and south of BATR-5. The north fence identified a zone of gold mineralization 20 metres in width, averaging 3 g/t gold. Six RC holes are proposed as follow-up to test this mineralization at depth and along strike. The proposed drill program on BA is still not yet complete and further analytical results are awaited.

The drill will move to the GF target area after BA, and afterwards onto the Boto 2 target to follow-up on the encouraging results reported from these zones (Press Release September 30, 2002).

The Bambadji permits not only hold outstanding potential for classic Birimian-type gold deposits, but also for Olympic Dam-type iron-oxide copper-gold deposits. The Company is in discussion with a number of potential joint venture partners.

SOUTH AMERICAN EXPLORATION

ECUADOR

        For an earlier update of IAMGOLD's exploration programs in South America, see the Press Release of September 30, 2002.

Quimsacocha

In 2002, IAMGOLD carried out its first drill program (1,352m in 6 holes) on a single target within a very extensive alteration zone near the margin of a postulated volcanic caldera. The target was high-grade gold mineralization associated with enargite-pyrite veins that had previously been discovered by earlier workers on the property. A resource of 400,000 oz of gold had been estimated by those previous workers. This style of target still exists but in the course of the IAMGOLD drilling it was recognized that there is also potential for large, flat-lying bodies of lower-grade mineralization. A time-domain electromagnetic survey (TEM) over part of the property has identified a number of large anomalies that have been interpreted as being possibly caused by flat-lying conductive bodies that could be consistent with the style of mineralization encountered in some of the IAMGOLD drill holes.

The best intersections in the IAMGOLD program were 69m averaging 0.8 g/t and 26m averaging 1.2 g/t. These grades are not economic at the depth at which this mineralization was intersected (200m) in the drill holes but these holes were put down on the edge of a relatively weak TEM anomaly. Four of the five holes in the next phase of drilling will target the stronger parts of the anomalies which might be more indicative of shallower or more intense mineralization. The other hole will further test the potential for high-grade vein mineralization. The planned holes are shown in Figure 7 (website or fax).

The drilling at Quimsacocha is due to commence in early April and the 2,000m program should be completed by the end of May.

Retazos

Previous drilling by IAMGOLD on the Retazos project in the Zaruma-Portovelo mining district was aimed at identifying extensions to the 15 kilometre long vein system that had been host to the 4.5 million ounces of gold that has been produced in the area. Holes drilled along strike or down-dip from known ore shoots returned disappointingly low gold values. The geological model on which the drill strategy had been based was completely remodelled, using the drill hole data and the very large database from the extensive underground workings.

The new model has identified important drill targets to the south and west of the Portovelo mine, the largest of the past gold producers. These targets are being tested by a five hole, 2,000m diamond drill program which commenced in February and should be completed in early April.

Norcay

Geological mapping, soil sampling and a ground magnetic survey has identified a number of drill targets on the Norcay epithermal vein system. The system accumulatively consists of at least 2.6km of veins with an average width of 2 to 3m and gold grades in trenches ranging up to 60 g/t over 1m.

A 2,000m diamond drill program will commence in April once the drilling at Retazos has finished.

Condor Joint Venture

IAMGOLD has signed a joint venture agreement with a subsidiary of Gold Fields Ltd to carry out exploration for gold in south-east Ecuador. This is referred to as the Condor J.V. Under the terms of the agreement, Gold Fields will fund US$5 million of exploration within a four year period in order to earn a 50% interest in the J.V. IAMGOLD will manage the project and Gold Fields will have the right to assume future operatorship. Gold Fields will have the option of earning a further 10% interest by making a further expenditure of US$10 million within eight years of signing the J.V. IAMGOLD, on behalf of the J.V. partners, holds an extensive land position of more than 2,500 square kilometres in the J.V. area of interest. Most of this ground is in the form of 100% owned concessions but it does also include ground held under option agreements with third parties. These latter concessions include the Cañicapa and Celen properties of International Minerals Corporation and the El Mozo property of Minera Cachabi. An aggressive work program has been approved by the joint venture partners with the objective of identifying the first drill targets by mid-2003.

BRAZIL

Tocantins Joint Venture

The Tocantins project, located in Tocantins State in central Brazil, is a joint venture with AngloGold. IAMGOLD vested its 50% interest in the 2,000 km2 of properties in the Almas greenstone belt by spending US$3 million on exploration in less than a 5 year period. In 2003, the total exploration budget of US$0.95 million will be funded equally by AngloGold and IAMGOLD, the latter being manager of the project.

In 2002, the exploration emphasis was on the Chapada prospect, a high-grade shear zone worked by local miners. Drill intersections at depth did not replicate these high grades and a large underground mining operation seems unlikely. The possibility of an open pittable resource at the northern end of Chapada, where structure brings the mineralization closer to surface, will be investigated in 2003.

The main focus of exploration this year will shift to following-up on geochemical and SPECTREM airborne geophysical anomalies along the greenstone belts. The objective is to identify a drill target before the end of the year.

ARGENTINA

IAMGOLD continues its exploration on the MESA and Los Menucos projects in Patagonia.

At La Esperanza, part of the MESA project, previous exploration has concentrated on a vein and breccia system centred on Cerro Guanaco. Results were generally low and continuity of mineralization could not be established.

In 2003, work is focused around the margins of a postulated diatreme at Cerro Tornillo. Geological mapping, geochemistry and a magnetic survey have defined drill targets. A 2,000m diamond drill program is due to commence in April and will be completed in May.

On the Los Menucos project, preliminary work is being carried out on selected properties in order to develop drill targets. In addition, joint venture partners are being sough for other properties.

For further information contact:
Dennis Jones, Vice-President, Exploration or Joanne Jobin, Director of Investor Relations
Ph: 905 477 4420    Fx: 905 477 4426    North American Toll Free: 1 888 IMG 9999

Please note:
If you wish to be placed on IAMGOLD's e-mail press release list please contact us at info@iamgold.com
This entire press release may be requested via fax, accessed via e-mail, on IAMGOLD's website at www.iamgold.com and on Canada Newswire's website at www.newswire.ca
All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov

This press release contains figures/drawings which may only be accessed via IAMGOLD's website, Canada Newswire's website or via fax.
Please contact us if you wish to receive this press release with drawings included.

TABLE 1 Complete
Sadiola Sulphide Drilling
Phase V Results
(> 3 g/t gold)

Section	Hole ID		From (m)	To (m)	Length (m)	Grade (g/t)
5950	SD-060		320	344	24	3.9
			379	397	18	3.1
	SD-061		211	218	7	3.0
			225	253	28	3.2
			261	269	8	3.5
			304	307	3	3.0
			310	313	3	3.4
	SD-062		175	231	56	3.3
			223	231	8	8.1
		incl	224	230	6	10.4

5850	SD-063		334	372	38	3.0
			375	386	11	3.0
			392	402	10	4.2
			411	420	9	3.0
	SD-064		290	299	9	4.3
		incl	294	296	2	9.0
	SD-065		249	274	25	3.9
		incl	264	268	4	8.7
	SD-066		193	279	86	4.0
		incl	221	227	6	8.0
		incl	244	255	11	8.2
		incl	248	252	4	17.9
		incl	264	266	2	11.9
		incl	275	278	3	11.2

5700	SD-068		151	197	46	3.2
		incl	193	195	2	9.6

5650	SD-070		110	115	5	4.7
	SD-070B		269	274	5	3.1
			347	369	22	3.1
		incl	360	377	17	3.0
			421	454	33	3.0
			478	486	8	3.8
	SD-071		270	275	5	3.1
			291	301	10	3.0
		incl	325	327	2	8.6
			307	333	26	3.1
			344	357	13	3.2
		incl	354	357	3	8.4

Section	Hole ID		From (m)	To (m)	Length (m)	Grade (g/t)
	SD-072B		224	255	31	3.0
			285	291	6	3.7
		incl	289	291	2	8.5

5600	SD-077B		272	275	3	3.3
			287	293	6	4.1
		incl	291	293	2	9.7
			302	316	14	3.1
			354	357	3	3.1
	SD-078		181	209	28	3.2
		incl	201	203	2	9.0
	SD-113		321	381	60	3.1
		incl	362	364	2	9.3
			355	381	26	4.2
		incl	376	380	4	8.2
			396	399	3	3.5

5550	SD-074		16	18	2	17.1
			34	36	2	23.9
			347	370	23	3.3
			375	431	56	3.1
		incl	392	394	2	8.7
	SD-075		319	331	12	3.5
			341	346	5	3.0
			348	350	2	3.3
			365	377	12	4.8
		incl	372	377	5	9.7
	SD-076B		236	240	4	3.0

5500	SD-080		350	359	9	3.1
			365	369	4	3.0
			377	407	30	3.1
		incl	388	390	2	9.8

5450	SD-081		4	10	6	5.1
		incl	8	10	2	9.7
			154	157	3	11.7
			352	367	15	3.5
		incl	359	364	5	8.3
			376	436	60	3.2
		incl	413	418	5	9.9
			449	454	5	3.2
	SD-082B		332	353	21	3.9
		incl	346	353	7	8.2

5350	SD-089		422	445	23	3.0
			454	470	16	3.0
			478	486	8	3.1
	SD-090		347	363	16	3.0
			383	387	4	3.3
			394	397	3	10.4
	SD-091		212	224	12	3.0
			250	262	12	3.23
			284	288	4	3.2
			329	338	9	3.0
			377	389	12	4.0

Section	Hole ID		From (m)	To (m)	Length (m)	Grade (g/t)
5300	SD-094		436	509	73	3.3
		incl	438	448	10	8.2
		incl	464	466	2	10.1

5250	SD-097		430	469	39	3.0
			479	483	4	3.1
			533	536	3	4.0

5200	SD-101		381	405	24	3.0
			417	420	3	3.0
			440	458	18	3.5
		incl	441	445	4	8.6
			488	494	6	5.4
		incl	489	492	3	9.5

5150	SD-106		371	401	30	3.1
			439	444	5	2.9
			450	454	4	3.2
	SD-107		254	278	24	3.0
			325	341	16	3.6
		incl	325	327	2	10.6
			387	390	3	4.1
			420	428	8	3.0

5100	SD-110		250	253	3	3.1
			283	286	3	3.1
			299	317	18	7.1
		incl	302	311	9	11.7
			336	375	39	3.0
		incl	370	375	5	10.5
			420	426	6	3.2

IAMGOLD Corporation - No. 06/03 March 31, 2003

ENLARGEMENT OF PHASE V DRILL AREA
5950
5850
5700
5650
5600
5550
5500
5450
5350
5300
5250
5200
5150
5100
60 61 62
63 64 65 66
68
70B 70 71 72B
113 77B 78
74 75 76B
80
81 82 82B
89 90 91
94
97
101
106 107
110
0 500m
ULTIMATE OXIDE PIT OUTLINE
0 250m
AREA OF ENLARGEMENT
Sadiola Fracture Zone
Fault
81
Phase V Drill Program
Phases I to IV Drill Programs

Figure 1: Sadiola Sulphide Drilling, Phase 5

IAMGOLD Corporation - No. 06/03 March 31, 2003

Presently Planned Pit Limit
$325/oz Pit Shell
$400/oz Pit Shell
>5g/t
3-5g/t
2-3g/t
1-2g/t
0.7-1g/t
0.4-0.7g/t
Drill Hole
0
250m
SADIOLA
Section 5600
100m
0m
-100m
-200m
-300m
-400m
-500m

Figure 2: Sadiola Sulphide Drilling, Section 5600

TABLE 4
FE3 - FE4
Drilling Results

Hole ID	From (m)	To (m)	Length (m)	Grade (g/t)
FE3
101	62	72	10	5.2
140	18	28	10	14.3*
140	54	66	12	12*
151	16	42	26	9.6*
164	14	36	22	3.4
171	46	58	12	3.5
238	16	42	26	5.6
239	12	34	22	5.8*
249	46	56	10	7.8
254	14	24	10	5.5
262	92	104	12	3.9
262	112	126	14	4.3
265	0	10	10	3.6
270	8	44	36	3.1
275	54	80	26	3.4
284	8	28	20	6.1*
S003	40	64	24	3.1
S007	44	66	22	3.1
S021	46	64	18	3.1
S021	70	80	10	3.2
FE4
009	38	64	26	4.6
024	26	38	12	10.9*
038	16	26	10	5.9
046	28	50	22	3.6
051	50	70	20	7.2
054	2	14	12	5.1
069	60	76	16	3.9
070	38	50	12	8.3
081	22	38	16	8.8*
084	26	42	16	5.9
086	52	64	12	3.4
087	26	42	16	3.2
089	70	80	10	4.2
092	66	76	10	9.6
095	66	80	14	4.7
098	70	84	14	3.2
099	42	54	12	19.5*
102	36	54	18	3
103	82	102	20	3.6
105	44	56	12	3
107	66	78	12	3.1
115	88	102	14	4.5
120	32	42	10	4.4
124	80	92	12	5.1
134	44	62	18	4.6
135	22	42	20	3.8
143	34	52	18	3.2

Hole ID	From (m)	To (m)	Length (m)	Grade (g/t)
149	90	100	10	3.1
161	18	30	12	3.5
171	68	80	12	5.9*
172	84	102	18	5.8
174	90	130	40	6.7*
176	102	112	10	4.6
182	18	28	10	5.1
186	46	56	10	4
189	58	96	38	4
189	124	140	16	5.1
191	10	20	10	4
192	100	116	16	3.4
196	102	114	12	3.3
201	22	36	14	5.1
205	0	20	20	3.7
211A	34	44	10	3.9
214	92	104	12	9.8
215	84	106	22	4.3
216	102	114	12	4.8
219	34	54	20	5.4*
220	62	88	26	3.2
258	30	40	10	3
276	58	74	16	4.5
277	60	78	18	5.6
278	124	142	18	3.2
303	144	168	24	7.3*
304	104	124	20	4.3
312	102	156	54	10.7*
318	36	48	12	3.7
319	40	62	22	7.9*
331	116	134	18	3.5
D001	111.1	121	9.9	3.6
R009	21	42	21	10.6*
R010	15	30	15	4.9
R050	21	39	18	7.4
    *
    High values have been cut back to 30g/t Au.

IAMGOLD Corporation - No. 06/03 March 31, 2003

140
101
265
270
151
238
239
275
164
249
254
171
284
262
S003
S007
S021
LEGEND
Drill Holes with Significant Mineralization*
103
Drill Hole Number
Drill Hole
* > 10m and > 3g/t @ 1g/t cut-off (see Table 4)
100 0 100 200
Meters
Scale: 1:10,000

Figure 3: FE3 Area Significant Mineralization

IAMGOLD Corporation - No. 06/03 March 31, 2003

331
303
304
070
186
038
312
D001
182
009
205
276
277
278
189
046
081
211A
R050
219
084
086
087
220
R009
201
R010
024
089
092
192
096
191
216
215
051
098
099
318
319
102
103
105
214
107
196
176
174
054
115
120
172
149
171
124
134
135
161
143
259
LEGEND
Drill Holes with Significant Mineralization*
103
Drill Hole Number
Drill Hole
* > 10m and > 3g/t @ 1g/t cut-off (see Table 4)
100
0
100
200
Meters
Scale: 1:5,000

Figure 4: FE4 Area Significant Mineralization

IAMGOLD Corporation – No. 06/03 March 31, 2003

Loulo 0
Loulo & Yalea Deposits
DE
KB-E
KH
SENEGAL
KA
KB-W
MALI
Falémé River
BA
GF
Senegal-Mali Structural Corridor
Boto 2
Boto 5
GUINEA
IAMGOLD Permits
IAMGOLD Drill Target Areas
Iron Formation
0
10km

Figure 5: Bambadji Drill Targets

IAMGOLD Corporation - No. 06/03 March 31, 2003

TRENCH 5 AREA
TRENCH 13 AREA
TR5
TR13
TR15
TR16
3m@5g/t
6m@6g/t
22m@1.9g/t
2m@33g/t
22m@4.4g/t
16m@6.5g/t
14m@3.8g/t
28m@3.0g/t
36m@3.7g/t
30m@2.9g/t
6m@7.8g/t
12m@5.8g/t
0
100m
Mineralized RC Drill Holes (2003)
RC Drill Holes (2003)
Mineralized RAB Drill Holes (Dec 2002)
RAB Drill Holes (Dec. 2002)
Other Drill Holes
Trench with Mineralization
Trench

Figure 6: Bambadji Project, BA Target

IAMGOLD Corporation - No. 06/03 March 31, 2003

0
2km
D1 Zone
3815
Zone
Quimsacocha
"Caldera"
(12km circumference)
TEM Anomaly Interpretation
Good Conductor
Intermediate Conductor
Weak Conductor
Advanced Argillic Alteration
Diatreme Breccia
Diatreme Breccia with
Porphyry Clasts
Faults
Iamgold Drill Holes
Previous Drill Holes in 3815 Zone
Proposed Drill Holes

Figure 7: Quimsacocha Project Drill Program

QuickLinks

Signatures
TABLE 1 Sadiola Sulphide Drilling Phase V Results
TABLE 2 Inferred Hard Sulphides at Sadiola (as of December 31, 2002)
TABLE 3 Sadiola Satellite Oxides Best Drill Intersections from FE-3 and FE-4
TABLE 5 Exploration Budget — January to June, 2003 (US$000'S)
TABLE 6 Bar Chart of Drilling Activities to June 2003
TABLE 1 Complete Sadiola Sulphide Drilling Phase V Results (> 3 g/t gold)
TABLE 4 FE3 - FE4 Drilling Results